SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[December 18, 2003]

METSO CORPORATION
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______________

SIGNATURES

SIGNATURES

Date December 18, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
President and CEO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

METSO SUPPLIES A TISSUE MAKING LINE TO ALGERIA

(Helsinki, Finland, December 18, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a tissue making line, including deinking plant to SARL Ouate-Industries in Algeria. The new tissue mill will start up in April 2005. The value of the order is approximately EUR 36 million.

The delivery will consist of a 2.7 m-wide tissue machine, a deinking plant, a roll handling system, a rewinder, process machinery, piping, electrification, field instruments, mill engineering, parts of the utility systems and general ventilation. Furthermore, Metso Automation will supply automation systems for the new plant. Metso Paper will also be responsible for installation supervision and start-up, including training as well as after-start-up service.

The tissue mill will annually produce 25,000 tons of facial tissue, napkins, toilet paper, towel and machine-glazed paper. It will use recycled fiber as its raw material.

SARL Ouate-Industries is a newly established tissue producer, and the first tissue producer in the country. It is a part of the Tonic Emballage Group, which is a major producer of boxboard packagings in Algeria.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Per Eiritz, President, Tissue Business Line, Metso Paper,
tel. +46 54 17 14 94, mobile +46 70 517 14 94

Leif Forsberg, Senior Vice President, Tissue Business Line, Metso Paper,
tel. +46 54 17 13 10, mobile +46 70 517 13 10

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.